Filed by: Neuberger Berman Group LLC

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Altimar Acquisition Corporation

Commission File No.: 333-251866

Date: February 24, 2021

On February 24, 2021, Dyal Capital Partners sent letters to the investors and co-investors of the Dyal funds in substantially the form below.

Form of Notice to Dyal Capital Partners Investors and Co-Investors

February 24, 2021

To our Dyal Capital Partners Investors and Co-Investors,

We are writing to update you regarding the pending Blue Owl strategic combination. As you know, we recently distributed consent documents relating to the transaction. Should you have any questions regarding the consents, please do not hesitate to reach out to us. We promise to follow up with you promptly and appreciate your support.

We have already received back dozens of consents from investors across all our funds. As we said in our last communication, we believe that the overwhelming majority of our Investors, Partner Managers and other key stakeholders support the Blue Owl transaction and are moving toward our expected closing in the first half of this year, subject to the satisfaction of certain customary closing conditions.

As you may have seen, however, Golub Capital Partners (“Golub”), one of 17 Partner Managers in Dyal Capital Partners IV (collectively, with its various associated investment vehicles, “Fund IV”), has brought a lawsuit against Fund IV, Neuberger Berman Group LLC (“NBG”) and NB Alternatives Advisers LLC seeking, among other things, an injunction against the Blue Owl transaction.

As with Sixth Street’s existing lawsuit against Dyal Capital Partners III and NBG, which was brought by one of the same law firms on similar, and what we strongly believe to be, incorrect contractual claims, we do not believe that Golub’s suit has merit and we will defend Fund IV vigorously against these claims. We believe these lawsuits represent an effort by Sixth Street and Golub to hold the transaction hostage as a way to seek the buyback of the investments at an unfair price, which would be harmful to the applicable Dyal Fund.

We do, however, want you to be aware of what we believe to be several misstatements in Golub’s public action. First, contrary to their assertions and what we view as highly selective portions of correspondence they quote, we attempted repeatedly over December, January and now almost all of February to address Golub’s stated concerns regarding information security, the Business Services Platform (the “BSP”) and governance of Blue Owl post-transaction.

Following productive engagement with other Partner Managers, we crafted a robust and comprehensive Information Control Policy designed to restrict access to confidential Partner Manager information to the Dyal investment and support teams. Moreover, we have come to cooperative resolutions in respect of information barriers with certain Partner Managers to their satisfaction, and offered to do so with Golub as well.

In addition, in order to avoid even the appearance of any conflict of interest or information security risk with respect to the BSP, we pre-emptively decided that the BSP will not provide any services whatsoever to the Owl Rock funds or Blue Owl and will, in fact, sit separate from the direct lending dedicated personnel.

Finally, we attempted many times to make it clear to Golub that, much as it does today within Neuberger Berman, the Dyal team will operate autonomously regarding investments and Dyal’s Partner Managers. The definitive governance documents of Blue Owl will provide that, following the transaction, Michael Rees will continue to be the head of the Dyal business and he will continue to oversee other personnel decisions regarding the Dyal business.

Despite our extensive good faith efforts regarding information controls, the BSP, and Blue Owl corporate governance, Golub steadfastly refused to engage with us on these topics.

Golub also alleges, without any factual support, that the Blue Owl transaction is somehow being done at the expense of our investors. Nothing could be further from the truth. Notwithstanding Sixth Street and Golub’s legal maneuvers, Dyal Capital Partners III and Fund IV will continue to own precisely the same economic interests and remain contractually entitled to the same share of Sixth Street’s and Golub’s profits as they did prior to the transaction, or these lawsuits.

We greatly respect the businesses that Sixth Street’s and Golub’s leadership teams have built, and we continue to be open to good-faith discussions with Sixth Street and Golub to resolve these matters.

We continue to believe that the merits of the Blue Owl strategic combination are powerful: access to a broader range of compelling investment opportunities for our investors and a more comprehensive suite of capital solutions for our Partner Managers. As we have stated previously, Dyal expects to conduct its business when we become Blue Owl as we always have. The Dyal investment team will remain the same following the transaction, and the way we work with our Partner Managers will remain consistent with our past practice and best practices across the industry.

Preserving and strengthening our partnerships with you remains our highest priority. Please reach out if you have any questions.

Regards,

Michael Rees

Head of Dyal Capital Partners

Important Statement Regarding Information in this Letter

The information contained herein must be treated in a confidential manner and may not be reproduced or used in whole or in part, and it may not be disclosed in whole or in part without the prior written consent of Dyal and Neuberger Berman.

Forward Looking Statements

Certain statements made in this communication, and oral statements made from time to time by representatives of Dyal and Neuberger Berman are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding future events or outcomes, including the potential business combination transaction and expectations with respect thereto, are forward-looking statements. In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions, results or outcomes, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

In addition to factors previously disclosed in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Altimar Acquisition Corporation (“Altimar”) on January 4, 2021 in connection with the business combination transaction among Altimar, Owl Rock and Dyal, and those identified elsewhere in this communication, important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) the risk that requisite regulatory, corporate and other approvals and consents for the potential transaction are not obtained or are delayed or the risk that any other condition to closing is not timely satisfied; (ii) the inability to recognize the anticipated benefits of the proposed combination; (iii) delays in closing the transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (iv) difficulties, delays or unanticipated costs in integrating the operations or personnel of Owl Rock and Dyal; (v) unexpected costs resulting from the transaction; (vi) changes in general economic conditions, including as a result of the COVID-19 pandemic; (vii) the outcome of litigation related to or arising out of the business combination transaction, or any adverse developments therein or delays or costs resulting therefrom; (viii) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and (ix) regulatory conditions and developments. Forward-looking statements speak only as of the date they are made, and neither Dyal nor Neuberger Berman undertakes any obligation, and Dyal and Neuberger Berman expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports which the parties have filed or will file from time to time with the SEC with respect to the transaction.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Altimar, Owl Rock and Dyal. Altimar has filed a registration statement on Form S-4 with the SEC on January 4, 2021, which includes a proxy statement and a prospectus of Altimar, and each party may file other documents with the SEC regarding the proposed transaction. The registration statement is not yet final and will be amended. A definitive proxy statement/prospectus will also be sent to the stockholders of Altimar, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Altimar are urged to carefully read the entire registration statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Altimar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Altimar may be obtained free of charge from Altimar at www.altimarspac.com. Alternatively, these documents, when available, can be obtained free of charge from Altimar upon written request to Altimar Acquisition Corp., 40 West 57th Street, New York, New York 10019, Attn: Secretary, or by calling 212-287-6767.

Participants in Solicitation

Altimar and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Altimar, in favor of the approval of the proposed transaction. For information regarding Altimar’s directors and executive officers, please see Altimar’s final prospectus relating to its initial public offering filed with the SEC on October 23, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus that was filed on January 4, 2021, as it may be amended, and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Past performance is not necessarily indicative of future results. There can be no assurance that the fund will achieve comparable results or that the fund will be able to implement its investment strategy and investment approach or achieve its investment objective.

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